                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         Commission File Number: 0-33029

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

         For Period Ended:          March 31, 2004
                              ------------------------

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:_____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________


                         PART I - REGISTRANT INFORMATION

Full Name of Registrant             GFY Foods, Inc.
                                    ---------------

Former Name if Applicable

                              601 Deerfield Parkway
                              ---------------------
           Address of Principal Executive Office (Street and Number)

                             Buffalo Grove, IL 60089
                             -----------------------
                            City, State and Zip Code

                        PART II - RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

GFY Foods, Inc. over the past six months has acquired certain businesses and assets and experienced changes in the Registrant's operations that have created delays in the preparation and completion of the financial statements of the Registrant. Because of the time and resources dedicated to those efforts, the Registrant will be unable to complete the Form 10-KSB on a timely basis without unreasonable effort or expense.

                           PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contract in regard to this notification.

        Edward Schwalb             847                 353-7554
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            (Name)             (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 GFY Foods, Inc.
                                 ---------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     June 28, 2004                      By  /s/ Edward Schwalb
                                                ------------------------------
                                                Edward Schwalb, President